Charys Holding Company, Inc.
1117 Perimeter Center West, Suite N415
Atlanta, Georgia 30338

October 24, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:          Charys Holding Company, Inc.

Registration Statement on Form SB-2

Registration No. 333-131928

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby apply for voluntary withdrawal of the above-referenced registration statement, including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was initially filed on February 17, 2006.

The Registration Statement covers the resale of shares of our common stock by the selling securityholders named in the Registration Statement.  We request the withdrawal so that we may explore and proceed with other financing alternatives to the public sale of our securities.  No securities have been sold by the selling securityholders in connection with the offering covered by the Registration Statement.

Accordingly, we hereby respectfully request that a written order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible.  We also request in accordance with Rule 457(p) under the Securities Act that all fees paid by us to the Commission in connection with the filing of the Registration Statement be credited to our account for future use by Charys Holdings Company, Inc. Please fax a copy of the written order to us, attention Ray Smith at (678) 443-2320, and to the attention of our counsel, Larry W. Shackelford of Morris, Manning & Martin, LLP, at (404) 365-9532.

If you have any questions with respect to this matter, please call Mr. Shackelford at (404) 233-7000. Thank you for your assistance in this matter.

Very truly yours,

Charys Holding Company, Inc.

By:	/s/ Ray Smith
Ray Smith
Chief Financial Officer